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                                                                EXHIBIT 99(A)(7)

FOR IMMEDIATE RELEASE                         Contact: Richard Wiley
                                              Samsonite Corporation
                                              (303) 373-6373

                        SAMSONITE CORPORATION ANNOUNCES
           THE COMMENCEMENT OF A SELF TENDER OFFER TO PURCHASE UP TO 12 MILLION SHARES OF ITS COMMON STOCK AT $40.00 PER SHARE

  DENVER, Colorado, May 20, 1998--SAMSONITE CORPORATION (NASDAQ: SAMC) announced that it today commenced a self tender offer to purchase up to 12 million shares (or approximately 59%) of its outstanding common stock at a price of $40.00 per share. The offer, proration period and withdrawal rights will expire on June 17, 1998, unless extended. The Company's obligations under the offer are subject to a number of conditions, including, among others, the Company's having obtained the financing required to purchase shares pursuant to the offer, to refinance certain existing debt and to pay related fees and expenses. The self tender offer is being made as part of the Company's recapitalization plan previously announced on May 13, 1998.

  Samsonite is one of the world's largest manufacturers and distributors of luggage and markets its products primarily under the SAMSONITE(TM), AMERICAN TOURISTER(TM) and LARK(TM) brand names.

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